SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                         AMERICAN SPECTRUM REALTY, INC.
                            (Name of Subject Company)

    MPF Badger Acquisition Co., LLC, MPF-NY 2007, LLC, MP Value Fund 5, LLC,
MPF DeWaay Premier Fund 3, LLC, MP Value Fund 5, LLC, MPF Flagship Fund 13, LLC,
  MPF DeWaay Premier Fund, LLC, Sutter Opportunity Fund 4, LLC, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 6, LLC, MPF DeWaay Premier Fund 4, LLC,
MPF Income Fund 24, LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Fuller, LP
                                    (Bidders)

                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                             Amount of
        Valuation*                                              Filing Fee

        $2,383,605                                              $73.18

 * For purposes of calculating the filing fee only. Assumes the purchase of 138,180 Shares at a purchase price equal to $17.25 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:
        Form or Registration Number:
        Filing Party:
        Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF Badger Acquisition Co., LLC, MPF-NY 2007, LLC, MP Value Fund 5, LLC, MPF DeWaay Premier Fund 3, LLC, MP Value Fund 5, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund, LLC, Sutter Opportunity Fund 4, LLC, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 6, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Income Fund 24, LLC, MPF Special Fund 8, LLC (collectively the "Purchasers") to purchase up to 138,180 shares of common stock (the "Shares") in American Spectrum Realty, Inc. (the "Corporation"), the subject company, at a purchase price equal to $17.25 per Share, less the amount of any dividends declared or made with respect to the Shares between November 16, 2007 (the "Offer Date") and December 21, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

         The Corporation had 4,500 holders of record owning an aggregate of 1,591,954 Shares and operating partnership Units as of February 28, 2007 and October 31, 2007, according to its Annual Report on Form 10-K for the period ending December 31, 2006 and its Quarterly Report on Form 10-Q for the period ending September 30, 2007 respectively. The Purchasers and their affiliates currently beneficially own 44,706 Shares, or 2.81% of the outstanding Shares. The 138,180 Shares subject to the Offer constitute 8.68% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $2,383,605 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

         The address of the Corporation's principal executive offices is 5850 San Felipe, Suite 450, Houston, TX 77057, and its phone number is (713) 706-6200.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated November 16, 2007

(a)(2) Letter of Transmittal

(a)(3) Form of Letter to Shareholders dated November 16, 2007

(a)(4) Form of advertisement in Investor's Business Daily

(a)(5) Form of Press Release

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 16, 2007

MPF Badger Acquisition Co., LLC, MPF-NY 2007, LLC, MP Value Fund 5, LLC, MPF DeWaay Premier Fund 3, LLC, MP Value Fund 5, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund, LLC, Sutter Opportunity Fund 4, LLC, MPF ePlanning Opportunity Fund, LP, MPF DeWaay Fund 6, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Income Fund 24, LLC, MPF Special Fund 8, LLC

By:      /s/ Chip Patterson
         -----------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -----------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit       Description

(a)(1)        Offer to Purchase dated November 16, 2007

(a)(2)        Letter of Transmittal

(a)(3)        Form of Letter to Shareholders dated November 16, 2007

(a)(4)        Form of advertisement in Investor's Business Daily

(a)(5)        Form of Press Release